SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                                 FORM 11-K


                               ANNUAL REPORT
                     PURSUANT TO SECTION 15(d) OF THE
                      SECURITIES EXCHANGE ACT OF 1934


(Mark one)

  [x]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 1993

                                    OR

  [ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from __________ to __________


Commission File Number 1-8930


     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                        AHMANSON ADVANTAGE ACCOUNT


     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         H. F. AHMANSON & COMPANY
                           4900 Rivergrade Road
                       Irwindale, California  91706

                           REQUIRED INFORMATION


     1. Financial statements and schedules prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, together with independent auditors' report thereon (filed in paper format under cover of Form SE).

     2. Consent of independent auditors (filed herewith as Exhibit 23).

                                SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  June 28, 1994          AHMANSON ADVANTAGE ACCOUNT



                              By:    /s/ Merrill S. Wall
                                   ------------------------------
                                    Merrill S. Wall
                                    Chairman, Ahmanson Advantage
                                      Account Committee